Securities and Exchange Commission

Washington, D.C., 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the calendar year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

TELCORDIA TECHNOLOGIES 401(k) SAVINGS PLAN

(Full Title of Plan)

Science Applications International Corporation

10260 Campus Point Drive, San Diego, California 92121

(Name of issuer of the securities held pursuant to
the Plan and the address of its principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Science Applications International Corporation Retirement Plans Committee duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TELCORDIA TECHNOLOGIES 401(k)
SAVINGS PLAN

DATE: June 25, 2004	/s/ JOHN H. WARNER, JR.
John H. Warner, Jr.
Corporate Executive Vice President and Chief Administrative Officer, SAIC
SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLANS COMMITTEE

Telcordia Technologies 401(k) Savings Plan

Financial Statements for the Years Ended December 31, 2003 and 2002, Supplemental Schedule for the Year Ended December 31, 2003 and Report of Independent Registered Public Accounting Firm

TELCORDIA TECHNOLOGIES 401(K) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees and Participants of the
Telcordia Technologies 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Telcordia Technologies 401(k) Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

June 10, 2004

TELCORDIA TECHNOLOGIES

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
INVESTMENTS—at fair value:
Diversified Telephone Portfolio stock fund	$2,821,000	$5,656,000
SAIC Class A common stock	200,598,000	191,934,000
Mutual funds	835,089,000	662,097,000

	1,038,508,000	859,687,000

Investment contracts with insurance companies and banks, at contract value	370,383,000	406,507,000
Participant loans	6,111,000	8,168,000

NET ASSETS AVAILABLE FOR BENEFITS	$1,415,002,000	$1,274,362,000

The accompanying notes are an integral part of these financial statements.

TELCORDIA TECHNOLOGIES

401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS

INVESTMENT INCOME (LOSS):
Net appreciation (depreciation) in fair value of investments	$187,787,000	$(189,566,000)
Interest and dividends	32,528,000	36,981,000

Net investment income (loss)	220,315,000	(152,585,000)

CONTRIBUTIONS:
Participant	31,102,000	37,257,000
Employer	13,566,000	15,896,000

Total contributions	44,668,000	53,153,000

Net additions (reductions)	264,983,000	(99,432,000)

DEDUCTIONS

Distributions to participants	124,330,000	167,487,000
Participant expenses	13,000	15,000

Total deductions	124,343,000	167,502,000

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	140,640,000	(266,934,000)

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	1,274,362,000	1,541,296,000

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$1,415,002,000	$1,274,362,000

The accompanying notes are an integral part of these financial statements.

TELCORDIA TECHNOLOGIES 401(k) SAVINGS PLAN

(Formerly Telcordia Technologies Savings Plan for Salaried Employees)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.              DESCRIPTION OF PLAN

General—The Telcordia Technologies 401(k) Savings Plan (the “Plan”) was established by Telcordia Technologies, Inc. (“Telcordia” or the “Company”) to provide a convenient way for employees to save on a regular and long-term basis. Telcordia is a wholly owned subsidiary of Science Applications International Corp. (“SAIC”). The Plan is a defined contribution plan covering eligible employees of the Company from the first of the month after their date of hire. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

Contributions—Each year, participants may contribute up to 16% of their annual compensation, on a pre- or post-tax basis, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes a matching contribution equal to 100% of the first 3% of compensation that a participant contributes to the Plan and 50% of the next 3% of compensation that a participant contributes to the Plan. The Company does not make a discretionary contribution. Matching contributions to the Plan are invested 50% in SAIC Class A common stock (“SAIC Common Stock”) and 50% in accordance with participant deferral elections. Contributions are subject to certain IRS limitations.

Participant’s salary deductions and after-tax contributions to the Plan, to the extent directed to be invested in SAIC Common Stock, is limited to 50% of such salary reduction and after-tax contributions after the balance of SAIC Common Stock held by the Plan for such participant equals or exceeds $50,000. No more than 50% of rollover contributions may be invested in SAIC Common Stock.

Participants of the Plan who have balances of SAIC Common Stock of less than $50,000, are permitted to invest up to 100% of their payroll contributions in SAIC Common Stock.

Participant Accounts—Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and fund earnings, net of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions plus actual earnings thereon is based on years of continuous service and vests at a rate of 20% per year. A participant is fully vested after five years of service.

Tax Status—The Internal Revenue Service has determined and informed the Company by letter dated July 11, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Distributions to Participants—Participants receive their vested account balance in a single lump sum payment in cash following their termination of employment with the Company, retirement date, permanent disability, or in the event of death. A participant employed by the Company may withdraw after-tax contributions and the earnings thereon from the Plan prior to age 59-1/2, but before-tax contributions and earnings may be withdrawn from the plan prior to age 59-1/2 only if the Plan determines that the participant is incurring a financial hardship. After age 59-1/2, a participant may withdraw before- and after-tax contributions regardless of Company employment status.

Forfeited Accounts—Forfeited accounts are used to reduce future Company contributions. Company contributions were reduced by $128,000 and $450,000 in 2003 and 2002, respectively.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participants would become fully vested in their accounts.

Investment Options—Participants may direct the investment of their contributions in any combination of 22 mutual funds. In addition, participants may also invest in SAIC Common Stock via the SAIC Stock Purchase Fund, which is a temporary holding fund designed to hold participant and Company contributions until the following SAIC common stock quarterly trade. Pending the quarterly trade, the contributions are invested in the Vanguard Prime Money Market Fund. At each quarterly trade, balances from the fund are transferred into custom funds designed to hold SAIC Common Stock (the “SAIC Stock Funds”).

The Plan also includes the following investments:

•                  Telcordia Technologies, Inc.—Interest Income Fund—This participant-directed fund invests primarily in investment contracts issued by insurance companies and banks. This fund was frozen to new participant-directed contributions in July 2002.

•                  Telcordia Technologies, Inc.—Diversified Telephone Portfolio stock fund—This participant-directed fund invests primarily in common stock and has been frozen to new participant-directed contributions since 1984.

Participants may transfer their funds among investment options and change their future contribution allocations at any time under rules prescribed by the Committee.

Upon separation of service with the Company, the Plan allows up to three years for participants to transfer their balance in the SAIC Stock Funds first to the Vanguard Prime Money Market Fund, then to any one or more of the mutual funds offered by the Plan. If no election is made, investments in the SAIC Stock Funds will transfer automatically to the Vanguard Prime Money Market Fund.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 per loan up to a combined maximum of the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months and 50% of the participant’s vested account balance; however, loan proceeds cannot be taken from the SAIC Stock Funds. The maximum loan term is 56 months. Loans are secured by participant account balances and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator. Principal and interest are collected ratably through payroll deductions. The Plan’s recordkeeper charges an annual maintenance fee directly to participant accounts on the anniversary date of the loan. Loans bear interest rates ranging from 5% - 10.5% and have maturities from April 2004 through December 2008.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are valued at fair value, except for its investment contracts which are valued at contract value.

Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Quoted market prices for the value of the common shares of each company in the Diversified Telephone Portfolio stock fund are obtained on the basis of the closing price on the New York Stock Exchange on the year-end date.

Participant loans are valued at the outstanding principal balance which approximates fair value.

A general public market for SAIC’s common stock does not exist; therefore, the price of the common stock is determined pursuant to a stock price formula and valuation process which includes input from an independent appraisal firm. Periodic determinations of the price of the common stock are made by the SAIC Board of Directors, with the input of the independent appraisal firm. The SAIC Board of Directors has the discretion to alter the valuation process. As of December 31, 2003 and 2002, the price of SAIC’s Class A common stock was $31.79 and $28.31 per share and the Plan held approximately 6,310,000 and 6,780,000 shares, respectively.

The gains or losses realized on distributions of investments and the increases or decreases in unrealized appreciation are calculated as the difference between the current fair value and the fair value of the investments at the beginning of the year, or purchase price if purchased during the year.

It is the policy of the Company to keep the SAIC Stock Funds invested primarily in SAIC Common Stock, except for estimated cash reserves for use in distributions and investment exchanges by participants. Such reserves are invested in the Vanguard Prime Money Market Fund. If reserves in the SAIC Stock Funds are less than the amount required at any given time to make required distributions and investment changes, investment exchanges out of the SAIC Stock Funds by participants may have to be deferred.

Benefits Payable—Benefit payments to participants are recorded upon distribution. Benefits payable to participants are not reflected in the accompanying financial statements. As of December 31, 2003 and 2002, net assets available for Plan benefits included $1,578,000 and $3,311,000, respectively, for participants who had elected to withdraw from the Plan but had not yet been paid.

3.              INVESTMENTS

Investments are summarized in the following schedule. Investments that represent 5% or more of the Plan’s net assets are separately identified and all remaining investments are included in other:

	December 31,
	2003	2002

Mutual funds:
Vanguard Windsor	$82,746,000	$64,336,000
Vanguard 500 Index Fund	259,239,000	211,006,000
Vanguard PrimeCap Fund	145,231,000	107,037,000
Other	347,873,000	279,718,000

Total mutual funds	835,089,000	662,097,000

Investment contracts with insurance companies and banks, at contract value	370,383,000	406,507,000
SAIC Class A common stock	200,598,000	191,934,000
Other	8,932,000	13,824,000

Total investments	$1,415,002,000	$1,274,362,000

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31,
	2003	2002

Mutual funds	$165,172,000	$(157,795,000)
Diversified Telephone Portfolio stock fund	122,000	(3,362,000)
SAIC Class A common stock	22,493,000	(28,409,000)

Net appreciation (depreciation) of investments	$187,787,000	$(189,566,000)

The Plan invests in various securities as detailed above. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4.              NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets relating to the nonparticipant-directed SAIC Stock Fund is as follows:

	Year Ended December 31,
	2003	2002

Investment, at fair value:
Non-participant directed SAIC Stock Fund	$36,150,000	$28,298,000

	Year Ended December 31,
	2003	2002

Changes in non-participant directed investments:
Net appreciation (depreciation) of investments	$3,867,000	$(3,451,000)
Net transfers of participants’ balances	6,575,000	905,000
Distributions to participants	(2,590,000)	(413,000)

Net increase (decrease) in non-participant directed investments	$7,852,000	$(2,959,000)

5.              INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan maintains investments in fully benefit-responsive investment contracts with a number of insurance companies and banks. Benefit-responsiveness is the extent to which contract terms permit and require withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participants of the Plan. The accounts are credited with earnings of the underlying investments (principally bank certificates of deposit and other fixed income products) and charged for Plan withdrawals and administrative expenses. The contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the respective provider.

Contract value represents contributions made under the contract, plus earnings, less plan withdrawals and administrative expenses. There is no guaranteed aggregate interest rate for the investment contracts. The Plan includes contracts with defined interest rates from inception through maturity as well as contracts that reset interest rates quarterly. Interest rates credited ranged from 3.3% to 7.8% at December 31, 2003 and from 3.5% to 7.8% at December 31, 2002. The average yield was 4.9% and 5.5% in 2003 and 2002, respectively.

Approximately 26% and 32% of total net assets at December 31, 2003 and 2002, respectively, were invested in investment contracts. These contracts are subject to credit risk. If any of the companies fail to perform on the contracts held, the asset value of the Interest Income Fund could be impaired. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

6.              PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by The Vanguard Group, the Plan’s recordkeeper, therefore these transactions qualify as party-in-interest transactions. Fees paid by Plan participants to the recordkeeper for loan maintenance costs amounted to $13,000 and $15,000 for 2003 and 2002, respectively. Plan expenses are paid by the Company.

******

TELCORDIA TECHNOLOGIES

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

(a)	(b)	(c)	(d)		(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral	Cost		Current Value

*	SAIC Class A common stock	Company Stock	$178,852,000	^	$200,598,000
*	Diversified Telephone Portfolio stock fund	Company Stock Fund		**	2,821,000
*	Interest Income Fund	Unallocated Insurance Contracts		**	370,383,000
*	Vanguard 500 Index Fund	Mutual Fund		**	259,239,000
*	Vanguard Developed Markets Index Fund	Mutual Fund		**	1,715,000
*	Vanguard Explorer Fund	Mutual Fund		**	44,181,000
*	Vanguard International Growth Fund	Mutual Fund		**	40,904,000
*	Vanguard LifeStrategy Conservative Growth Fund	Mutual Fund		**	6,183,000
*	Vanguard LifeStrategy Growth Fund	Mutual Fund		**	4,879,000
*	Vanguard LifeStrategy Mod Growth Fund	Mutual Fund		**	64,322,000
*	Vanguard Mid-Cap Index Fund	Mutual Fund		**	15,690,000
*	Vanguard Prime Money Market Fund	Mutual Fund		**	33,398,000
*	Vanguard PrimeCap Fund	Mutual Fund		**	145,231,000
*	Vanguard Short-Term Bond Index Fund	Mutual Fund		**	10,921,000
*	Vanguard Small-Cap Index Fund	Mutual Fund		**	7,293,000
*	Vanguard Total Bond Market Index Fund	Mutual Fund		**	50,650,000
*	Vanguard US Growth Fund	Mutual Fund		**	9,051,000
*	Vanguard Windsor Fund	Mutual Fund		**	82,746,000
	Dodge & Cox Stock Fund	Mutual Fund		**	17,209,000
	Longleaf Partners Small-Cap Fund	Mutual Fund		**	9,434,000
	Morgan Stanley Emerging Mark A Fund	Mutual Fund		**	3,370,000
	MSIF Focus Equity Class B Fund	Mutual Fund		**	546,000
	PIMCO Total Return Bond Fund	Mutual Fund		**	17,398,000
	T. Rowe Mid-Cap Growth Fund	Mutual Fund		**	1,906,000
	T. Rowe Price Mid-Cap Value Fund	Mutual Fund		**	8,823,000
*	Participant loans	Interest rates from 5.0%-10.5%; maturities from April 2004 through December 2008		**	6,111,000

	Total Investments				$1,415,002,000

*                 Indicates party-in-interest to the Plan

**          Cost not applicable-participant directed investments

^                  Includes participant and nonparticipant-directed

Exhibit Index

Exhibit No.

23.1	Consent of Deloitte & Touche LLP